January 7, 2016	News Release 16–01

SILVER STANDARD REPORTS PRODUCTION RECORDS AT
MARIGOLD AND PIRQUITAS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that its Marigold and Pirquitas mines achieved record annual gold and silver production, respectively, for the year ended December 31, 2015. Concurrent with these record production results, both mines improved their safety performance in 2015.
The Marigold mine produced 207,006 ounces of gold during 2015, the highest annual production in the mine’s 17 year history. Marigold exceeded its gold production guidance of 195,000 to 205,000 ounces, which was revised upward in August 2015 from 160,000 to 175,000 ounces. This production resulted from safely moving a record 74.6 million tonnes of material in 2015 and mining additional ore tonnes at the Mackay pit.
The Pirquitas mine produced a record 10.3 million ounces of silver during 2015. This achievement marks the fourth consecutive year that Pirquitas has achieved or exceeded production guidance.
Paul Benson, President and CEO said, “I congratulate our teams on the excellent operating and safety results at both our mines. These results reflect the commitment of our personnel to optimizing performance at our operations despite challenging market conditions. We remain focused on efficient, reliable and safe production at the lowest possible cost to drive shareholder value. We also continue to see opportunities for growth in the current market environment and believe Silver Standard is well positioned with the strength of our balance sheet and our people.”

Qualified Persons

The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Director of Metallurgy. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, a SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. The Company also has two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things, future production of silver, gold and other metals, the prices of silver, gold and other metals, the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds, and our plans and expectations for our properties and operations. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. See the various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the Securities and Exchange Commission (“SEC”). This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.